QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on December 15, 2006

Registration No. 333-139226

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM F-10

REGISTRATION STATEMENT
Under the Securities Act of 1933

BROOKFIELD PROPERTIES CORPORATION
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	6512 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

BCE Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3
(416) 359-8600
(Address and telephone number of Registrant's principal executive offices)

Kathleen Kane, Esq.
Senior Vice President and General Counsel
Brookfield Properties Corporation
Three World Financial Center
200 Vesey Street, 11th Floor
New York, New York 10281
(212) 417-7000
(212) 417-7214 (fax)
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Andrew J. Beck, Esq. Joshua B. Goldstein, Esq. Torys LLP 237 Park Avenue New York, New York 10017 (212) 880-6270 (212) 682-0200 (fax)	Jeffrey Bagner, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000 (212) 859-4000 (fax)

        Approximate date of commencement of proposed sale of the securities to the public:

        As soon as practicable after the effectiveness date of the Registration Statement

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

        It is proposed that this filing shall become effective (check appropriate box):

A.	☒	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☐	At some future date (check the appropriate box below)
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.            ☐

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Corporation at Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 Telephone: (416) 359-8600, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the office of the Corporate Secretary of the Corporation at the above-mentioned address and phone number and is also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	December 14, 2006

BROOKFIELD PROPERTIES CORPORATION

US$1,140,000,000

30,000,000 Common Shares

Brookfield Properties Corporation (the "Corporation" or "we") is offering (the "Offering") 30,000,000 common shares ("Common Shares"). Of these shares, this short form prospectus qualifies the distribution of 18,750,000 Common Shares which are being offered to the public through the underwriters referred to below. The remaining 11,250,000 Common Shares will be purchased by Brookfield Asset Management Inc. or its affiliates (other than the Corporation and its subsidiaries) collectively referred to as "BAM", in a concurrent transaction pursuant to an exemption from the Canadian and United States prospectus and registration requirements at the public offering price. The outstanding Common Shares are listed under the symbol BPO on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX"). On December 13, 2006, the closing sale prices of the Common Shares on the NYSE and on the TSX were US$38.78 and Cdn$44.82 per share, respectively.

The Corporation's head and registered office is at Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3.

Investing in the Common Shares involves risks, certain of which are described under the heading "Risk Factors" and certain of which are described under the heading "Business of Brookfield Properties — Company and Real Estate Industry Risks" on pages 15 through 19 of the renewal annual information form of the Corporation and under the heading "Risks and Uncertainties" on pages 43 through 46 of the management's discussion and analysis for the year ended December 31, 2005 contained in the Corporation's annual report. See "Risk Factors".

The Common Shares offered to the public hereby are being sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as joint book-running managers, with CIBC World Markets Inc. and RBC Dominion Securities Inc., as co-managers, and certain of their respective broker-dealer affiliates, (collectively, the "Underwriters"). The price of the Common Shares offered hereby was established by negotiation between the Corporation and the Underwriters. The Underwriters may offer the Common Shares at a lower price than stated above. See "Plan of Distribution". This short form prospectus has been filed with the United States Securities and Exchange Commission (the "Commission") under the multijurisdictional disclosure system as part of a registration statement.

Price: US$38.00 per Common Share

	Price to the Public	Underwriters' Fee(1)	Price to BAM	Net Proceeds to the Corporation(1)(2)(3)(4)
Per Common Share	US$38.00	US$1.1525	US$38.00	US$36.8475
Total	US$712,500,000	US$21,609,375	US$427,500,000	US$1,118,390,625
(1)
The Underwriters' fee will not be payable on the 11,250,000 Common Shares purchased by BAM.

(2)
Before deducting the aggregate expenses of the Offering, estimated to be US$1 million, which, together with the Underwriters' fee, will be paid by the Corporation.

(3)
The Corporation has granted the Underwriters an option (the "Underwriters' Option"), exercisable for a period of 30 days from the closing of the Offering, anticipated to be December 20, 2006, to purchase up to an aggregate of 1,875,000 additional Common Shares on the same terms per Common Share as set forth above. If the Underwriters' Option is exercised, BAM has agreed to purchase at the offering price an additional number of Common Shares which is equal to 11,250,000 multiplied by a fraction, the numerator of which is the number of Common Shares purchased by the Underwriters pursuant to the Underwriters' Option and the denominator of which is 18,750,000 (the "BAM Option"). If each of the Underwriters' Option and the BAM Option is exercised in full, the total price to the public, the total Underwriters' fee, the total price to BAM and the total net proceeds to the Corporation will be US$783,750,000, US$23,770,313, US$470,250,000 and US$1,230,229,687, respectively. This short form prospectus qualifies the distribution of the Common Shares issuable upon exercise of the Underwriters' Option. See "Plan of Distribution".

(4)
In the event the Corporation declares any dividends or distributions on the Common Shares which are payable on the Common Shares purchased by the Underwriters on the closing of the Offering, but which are not payable on the Common Shares purchased pursuant to the exercise of the Underwriters' Option and the BAM Option, the purchase price per Common Share issuable pursuant to the Underwriters' Option and the BAM Option will be reduced by an amount per Common Share equal to any and all such dividends or distributions.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this short form prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of the Corporation and certain acquired entities included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Common Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Canada, that some of its officers and directors may be residents of Canada, that some of the underwriters or experts named in the registration statement may be residents of Canada and that some of the assets of the Corporation and said persons may be located outside the United States.

In connection with this distribution, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Torys LLP and on behalf of the Underwriters by Goodman and Carr LLP as to matters of Canadian law and Fried, Frank, Harris, Shriver & Jacobson LLP as to matters of U.S. law.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on December 20, 2006 or on such other date as the Corporation and the Underwriters may agree, but not later than January 5, 2007.

FORWARD-LOOKING STATEMENTS

        This short form prospectus, including the documents incorporated by reference, contains forward-looking statements and information within the meaning of applicable securities legislation. In particular, the statements regarding future economic performance made under the heading "Recent Developments" are forward-looking in nature. Although the Corporation believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the Corporation cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the Corporation's properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions, including the acquisition of Trizec Properties, Inc. and Trizec Canada Inc. (the "Trizec Acquisition"); interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the Corporation's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Corporation with the securities regulators in Canada and the United States including the risks described under the heading "Business of Brookfield Properties — Company and Real Estate Industry Risks" on pages 15 through 19 of the Corporation's annual information form and under the heading "Risks and Uncertainties" on pages 43 through 46 of the management's discussion and analysis for the year ended December 31, 2005 contained in the Corporation's annual report, as well as the risks described herein under the heading "Risk Factors." The Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with securities commissions or similar authorities in each of the provinces of Canada, and with the Commission in the United States, are specifically incorporated by reference in this short form prospectus (other than items 10 and 11 which are only incorporated by reference for the purposes of the registration statement on Form F-10):

1.
the renewal annual information form of the Corporation dated March 15, 2006 (the "AIF");

2.
the unaudited comparative consolidated financial statements of the Corporation contained in the interim report to shareholders of the Corporation for the nine months ended September 30, 2006 and 2005;

3.
management's discussion and analysis of financial condition and results of operations for the unaudited comparative consolidated financial statements referred to in paragraph 2 above;

4.
the audited comparative consolidated financial statements of the Corporation and the notes thereto for the years ended December 31, 2005 and 2004, together with the report of the auditors thereon;

5.
management's discussion and analysis of financial condition and the results of operations for the audited comparative consolidated financial statements referred to in paragraph 4 above;

6.
the management proxy circular of the Corporation dated March 15, 2006 in connection with its annual meeting of shareholders of the Corporation;

7.
the material change report of the Corporation relating to the Trizec Acquisition dated June 5, 2006;

8.
the material change report of the Corporation relating to the Trizec Acquisition dated October 10, 2006;

9.
the amended business acquisition report of the Corporation relating to the Trizec Acquisition dated December 8, 2006 (the "BAR");

10.
a reconciliation to United States GAAP of the unaudited comparative consolidated financial statements of the Corporation for the nine month periods ended September 30, 2006 and 2005 and for the year ended December 31, 2005, incorporated by reference to exhibit 99.1 of the Corporation's Report on Form 6-K, as filed with the Commission on December 8, 2006; and

11.
a reconciliation to United States GAAP of the unaudited pro forma consolidated financial statements of the Corporation for the nine month period ended September 30, 2006 and for the year ended December 31 2005, incorporated by reference to exhibit 99.1 of the Corporation's Report on Form 6-K, as filed with the Commission on December 8, 2006.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

        Any documents of the Corporation of the types referred to in the preceding paragraphs 1 through 11 (excluding confidential material change reports) together with any material change reports filed with securities commissions or similar authorities in Canada on or after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

        In addition, to the extent that any document or information incorporated by reference in this short form prospectus is included in a report that is filed with or furnished to the Commission on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this short form prospectus forms a part. In addition, any document filed with or furnished to the Commission by the Corporation which specifically states that it is intended to be incorporated by reference into the registration statement of which this short form prospectus forms a part shall be deemed to be incorporated by reference into the registration statement.

AVAILABLE INFORMATION

        The Corporation has filed with the Commission a registration statement (which term includes any amendments thereto) on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Common Shares to be offered to the public. This short form prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Corporation and the Common Shares, reference is made to the registration statement, including the exhibits thereto. Statements made in this short form prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

        In addition to its continuous disclosure obligations under Canadian securities laws, the Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The Commission also maintains an Internet site at www.sec.gov that contains these materials.

GENERAL MATTERS

        All references in this short form prospectus to "leasable area" refer to the total leasable area of such property prior to considering third parties' ownership interests in such properties.

        Under the heading "Recent Developments" there is guidance which makes reference to net operating income and funds from operations ("FFO"). In the context of this guidance, the Corporation provides FFO prior to lease termination income, special fees and gains given the challenge of predicting the timing and amount of these items. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The Corporation uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

EXCHANGE RATES

        The following table sets forth: (i) the noon rates of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar in effect at the end of the periods indicated; (ii) the average noon exchange rates for such periods; and (iii) the high and low exchange rates during such periods, based on the rates quoted by the Bank of Canada.

	Nine Months Ended September 30,		Year Ended December 31,
Canadian Dollars per U.S. Dollar	2006 (Cdn$)	2005 (Cdn$)	2005 (Cdn$)	2004 (Cdn$)	2003 (Cdn$)
Period End	1.1153	1.1611	1.1659	1.2036	1.2924
Average	1.1327	1.2239	1.2116	1.3015	1.4015
High	1.1726	1.2704	1.2704	1.3968	1.5747
Low	1.0990	1.1611	1.1507	1.1774	1.2924

        During the period from October 1, 2006, to December 13, 2006, the average noon, high and low rates of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar, based on the rates as quoted by the Bank of Canada, were Cdn$1.1352, Cdn$1.1548 and Cdn$1.1155, respectively.

        On December 13, 2006, the noon rate of exchange based on the rate as quoted by the Bank of Canada was Cdn$1.1545 for each US$1.00 (Cdn$1.00 = US$0.8662).

THE CORPORATION

        One of North America's largest commercial real estate companies, the Corporation owns, develops and manages premier office properties. Subsequent to the completion of the Trizec Acquisition, the Corporation's office properties portfolio is comprised of interests in 106 properties totaling 73 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The Corporation also holds interests in over 15 million square feet of high-quality, centrally-located development properties in its major markets. The Corporation's Common Shares trade on the NYSE and TSX under the symbol BPO.

THE TRIZEC ACQUISITION

        On June 5, 2006, the Corporation announced that it signed a definitive agreement to acquire Trizec Properties, Inc. ("Trizec Properties"), a publicly-traded U.S. office real estate investment trust or REIT, and Trizec Canada Inc., a Canadian company that held, among other assets, an approximate 38% ownership interest in Trizec Properties ("Trizec Canada" and collectively with Trizec Properties, "Trizec"), for consideration of approximately US$4.8 billion, which together with the existing indebtedness of Trizec, gave the transaction a value of approximately US$8.9 billion. Prior to the closing of the Trizec Acquisition, 15 properties were sold by Trizec for consideration of approximately US$1.8 billion. The proceeds from the sale of these properties were paid to the securityholders of Trizec as part of the consideration that they were entitled to in connection with the Trizec Acquisition. The Trizec portfolio consisted of 63 high-quality office properties totaling approximately 40 million square feet in nine U.S. markets including New York City, Washington, D.C. and Los Angeles. The Trizec Acquisition was completed on October 5, 2006.

        Trizec was acquired in a joint venture between the Corporation's U.S. office fund, which consists of a consortium of institutional investors, led and managed by the Corporation investing through direct and indirect investment vehicles (collectively, "Brookfield Properties Office Partners" or "BPOP"), and The Blackstone Group, a New York-based private equity firm ("Blackstone"). The Trizec portfolio contains 48 properties located in New York City, Washington, D.C., Houston and Los Angeles which encompass approximately 26 million square feet.

        The completion of the Trizec Acquisition was a significant step in advancing the Corporation's growth strategy. The properties in the Trizec portfolio are primarily occupied by high quality tenants in the Corporation's targeted markets whose economics are heavily influenced by tenants in the areas of financial services, government and energy. By syndicating a portion of the equity investment to institutional partners, the Corporation expanded its asset management platform.

        BPOP invested approximately US$1.4 billion into the transaction. The Corporation's equity investment in BPOP is approximately US$857 million and the Corporation does not currently intend to syndicate its interest further as a result of the experience to date with the Trizec portfolio. Blackstone invested approximately US$507.7 million into the transaction.

        In connection with the Trizec Acquisition, the parties obtained approximately US$3.7 billion of debt financing from a group of lenders including Merrill Lynch Mortgage Lending, Inc., Bear Stearns Commercial Mortgage, Inc., German American Capital Corporation, Morgan Stanley Mortgage Capital Inc. and Royal Bank of Canada (collectively, the "Lenders"). The financing was comprised of advances by the Lenders in three separate groups of loans and has primarily been used for paying a portion of the consideration for the Trizec Acquisition, maintaining reserves, refinancing existing debt, paying carrying costs and various other costs and expenses relating to the Trizec Acquisition. All of these loans mature on October 5, 2011. The Corporation has delivered a series of guarantees in connection with these loans, limited to the monthly debt service payment amounts for one year, in an aggregate amount of approximately US$250 million (based on current interest rates), and the performance by the borrowers of certain covenants relating to the collateral.

        The terms of the joint venture agreement provide that the Corporation will manage and operate the Trizec portfolio, provided that Blackstone will be engaged pursuant to a sub-management agreement to manage and operate certain properties in the Trizec portfolio. The Corporation will manage and operate properties amounting to approximately 20 million square feet located in downtown Los Angeles, Washington, D.C., Houston and New York City. For this, the Corporation will receive fees relating to these properties for regular on-going management services, transaction fees for development, redevelopment and leasing activities conducted on behalf of these properties and performance fees when pre-determined benchmarks are exceeded. Under a sub-management agreement, Blackstone will manage and operate the balance of the properties in the Trizec portfolio amounting to approximately 6 million square feet located in West Los Angeles, San Diego and New York City.

        Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for the Blackstone sub-managed properties. If Blackstone does not exercise this option, then in 2013 BPOP has the option to call Blackstone's interest in the venture in exchange for the Blackstone sub-managed properties. On an exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for changes in their effective interest resulting from the put/call arrangements described above.

        The following is a summary of the Corporation's portfolio by property following the Trizec Acquisition:

COMMERCIAL PROPERTY	Leasable Area (000's Sq. Ft.)	COMMERCIAL PROPERTY	Leasable Area (000's Sq. Ft.)
NEW YORK		CALGARY
World Financial Center		Bankers Hall	2,693
One	1,628	Petro Canada Centre	1,952
Two	2,491	5th Avenue Place	1,683
Three	1,232	Gulf Canada Square	1,145
Four	1,802	Altius Centre	377
Retail	293		7,850
One Liberty Plaza	2,214
245 Park Avenue	1,692	OTTAWA
300 Madison Avenue	1,094	Place de Ville II	1,043
The Grace Building	1,518	Jean Edmonds Towers	648
One New York Plaza	2,458	Place de Ville I	1,089
Newport Tower	1,061	2204 Walkeley	104
1065 Ave of the Americas	665	2200 Walkley	55
1411 Broadway	1,146		2,939
1460 Broadway	215
	19,509	LOS ANGELES
		601 Figueroa	1,039
BOSTON		Bank of America Plaza	1,422
53 State Street	1,161	Ernst & Young Tower	1,245
75 State Street	1,002	Landmark Square	443
	2,163	Marina Towers	381
		5670 Wishire Blvd.	409
WASHINGTON, D.C.		6060 Center Drive	257
1625 Eye Street	571	6080 Center Drive	288
701 9th Street	547	6100 Center Drive	286
Potomac Tower	439	701 B Street	566
One Bethesda Center	168	707 Broadway (Wash. Mutual)	170
601 & 701 South 12th Street	540	9665 Wilshire Blvd.	161
1225 Connecticut Avenue	217	Howard Hughes Spectrum	37
1200 K Street	389	Howard Hughes Tower	318
1250 23rd Street	116	Northpoint	103
1250 Connecticut	172	Arden Towers at Sorrento	599
1400 K Street	189	Westwood Center	313
2000 L Street	383	World Savings Center	471
2001 M Street	229		8,508
2401 Pennsylvania Ave	77
Bethesda Crescent	269
One Reston Crescent	185	HOUSTON*
12010 Sunrise Valley Dr	238	500 Jefferson	390
Silver Springs Metro Plaza	688	One Allen Center	993
Sunrise Tech Park	315	Two Allen Center	996
Two Ballston Plaza	223	Three Allen Center	1,195
Victor Building	343	Continental Center 1	1,098
1550 & 1560 Wilson Blvd	262	Continental Center 2	449
	6,560	Kellogg Brown & Root Tower	1,048
			6,169
TORONTO
BCE Place		DENVER
Bay Wellington Tower	1,340	Republic Plaza Office	1,795
TD Canada Trust Tower	1,143
Retail, Parking and Office	803
22 Front Street	145	MINNEAPOLIS
First Canadian Place	2,781	33 South Sixth Street	1,777
Exchange Tower	1,160	Dain Plaza	1,231
105 Adelaide	233		3,008
Atrium on Bay	1,241
Hudson's Bay Centre	1,092	Other Canadian Commercial
Queens Quay Terminal	503	Royal Centre, Vancouver	853
2 Queen St. E.	545	Canadian Western Bank, Edmonton	496
151 Yonge St.	371	Enbridge Tower, Edmonton	212
2 St. Clair Ave. W.	300	4342 Queen Street, Niagara Falls	209
18 King St. E.	252	Other	74
HSBC Building	225		1,844
40 St. Clair Ave. W.	149
	12,283	Total Portfolio	72,628

*
Excludes Four Allen Center as it is currently classified as a redevelopment property.

        The Corporation's portfolio following the Trizec Acquisition, segregated by market, is as follows:

Region	Number of Properties	Leasable Area (000's Sq. Ft.)
New York, New York	13	19,509
Boston, Massachusetts	2	2,163
Washington, D.C.	23	6,560
Toronto, Ontario	16	12,283
Calgary, Alberta	9	7,850
Ottawa, Ontario	8	2,939
Denver, Colorado	1	1,795
Minneapolis, Minnesota	4	3,008
Los Angeles, California	18	8,508
Houston, Texas	7	6,169
Other	5	1,844

Total	106	72,628

        The following list shows the 20 largest tenants by leaseable area in the Corporation's portfolio and their respective lease commitments following the Trizec Acquisition:

Tenant	Primary Location	Year of Expiry(1)	Leaseable Area (000's Sq. Ft.)
Merrill Lynch	New York/Toronto/Los Angeles	2013	4,575
CIBC	New York/Toronto/Calgary	2028	2,074
Government of Canada	Ottawa/Edmonton/Toronto	2010	2,003
Wachovia Securities Financial Holdings	New York	2014	1,326
Bank of Montreal	Toronto/Calgary	2020	1,112
JPMorgan Chase Bank	New York/Denver	2018	1,029
RBC Financial Group	Five major markets	2018	991
Kellogg Brown & Root Inc.	Houston	2018	964
Petro-Canada	Calgary	2013	914
Target Corporation	Minneapolis	2014	865
The Goldman Sachs Group	New York	2011	846
GSA	Washington, D.C.	2014	806
Continental Airlines	Houston	2009	683
Imperial Oil	Calgary	2011	633
Transportation Security Administration	Washington, D.C.	2014	540
Devon Energy Corporation	Houston	2012	538
Talisman Energy	Calgary	2015	527
Cadwalader, Wickersham & Taft	New York	2024	519
CP Rail	Calgary	2014	455
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446

Total			21,846

(1)
Weighted average based on square feet.

        The details of the commercial property debt of the Corporation as of September 30, 2006 as adjusted to give effect to the Trizec Acquisition are as follows:

Commercial Property	Location	Interest Rate		Maturity Date	Proportionate Share (US$ Millions)(2)	Mortgage Details
Atrium on Bay	Toronto	5.48%		2006	36	Non-recourse, floating rate
2000 L Street, N.W.	Washington, D.C.	6.26%		2007	56	Non-recourse, fixed rate
One Liberty Plaza	New York	6.98%		2007	242	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	6.86%		2007	109	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	7.10%		2008	31	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.70%		2008	3	Non-recourse, fixed rate
Two Ballston Plaza	Washington, D.C.	6.91%		2008	26	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.48%		2008	58	Non-recourse, floating rate
Hudson's Bay Centre	Toronto	5.63%		2008	67	Non-recourse, floating rate
Petro-Canada Centre	Calgary	6.43%		2008	115	Non-recourse, fixed rate
Waterview	Washington, D.C.	6.05%		2009	24	Non-recourse, floating rate
One World Financial Center	New York	6.33%		2009	300	Recourse, floating rate
First Canadian Place	Toronto	8.06%		2009	63	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75%		2011	402	Non-recourse, fixed rate
245 Park Avenue	New York	6.65%		2011	240	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72%		2011	75	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59%		2011	67	Non-recourse, fixed rate
1460 Broadway	New York	5.11%		2012	12	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83%		2012	58	Non-recourse, fixed rate
300 Madison Avenue	New York	4.55%		2012	101	Non-recourse, floating rate
Two World Financial Center	New York	6.91%		2013	618	Non-recourse, fixed rate
Four World Financial Center	New York	6.95%		2013	315	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49%		2013	314	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20%		2013	159	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42%		2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42%		2013	43	Non-recourse, fixed rate
Four Allen Center	Houston	5.77%		2013	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07%		2014	115	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25%		2014	44	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31%		2014	242	Non-recourse, fixed rate
The Grace Building	New York	5.54%		2014	190	Non-recourse, fixed rate
1411 Broadway	New York	5.50%		2014	109	Non-recourse, fixed rate
Republic Plaza	Denver	5.13%		2014	169	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00%		2014	128	Non-recourse, fixed rate
One New York Plaza	New York	5.50%		2016	400	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84%		2016	20	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39%		2016	47	Non-recourse, fixed rate
53 State Street	Boston	5.96%		2016	143	Non-recourse, fixed rate
One Bethesda	Washington, D.C.	5.66%		2016	53	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50%		2022	45	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72%		2027	96	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37%		2027	82	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73%		2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00%		2028	86	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26%		2032	399	Non-recourse, fixed rate
Corporate credit facilities	—	—		—	1,478	Recourse, floating rate
O&Y acquisition debt	—	—		—	145	Various terms
Development and other debt	—	—		—	201	Various terms
Commercial mortgage pass-through certificates	—	6.83%		2008 / 2011	457	Non-recourse, fixed rate
CMBS Mezz Debt	—	6.07%		2009	600	Non-recourse, floating rate
Trizec Mezz Loan	—	7.82%	(1)	2011	3,102	Floating rate
Unsecured debenture	—	11.00%		2013	257	Non-recourse, fixed rate
Mark-to-Market Adjustment	Various	—		—	18	—

Total					$12,605

(1)
Weighted average.

(2)
Represents the proportionate commercial property debt in accordance with Canadian GAAP.

RECENT DEVELOPMENTS

        The following is a summary of significant recent developments affecting the Corporation since the date of the AIF, in addition to the Trizec Acquisition:

        On April 10, 2006, the Corporation completed the acquisition of the remaining 75% interest in the Hudson's Bay Centre in Toronto for approximately US$96 million.

        On April 28, 2006, the Corporation announced an increase in its quarterly dividend on its Common Shares by 6% to US$0.19 per share providing for an effective annualized dividend rate of US$0.76 per share commencing with the dividend payable on June 30, 2006 to shareholders of record at the close of business on June 1, 2006.

        On May 16, 2006, the Corporation announced that it had completed the acquisition of 601 and 701 South 12th Street, Arlington, VA, in the Pentagon City submarket of Washington, D.C., for US$230 million. The property is comprised of two 12-story office buildings that total 540,000 square feet. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration.

        On June 16, 2006, the Brookfield Properties' Canadian office fund sold eight non-core office properties, totalling approximately one million square feet, consisting of six properties in Calgary, Alberta and two properties in Winnipeg, Manitoba. In a separate transaction, the fund also sold a 16,000 square-foot residential land development site located at 1014-1020 5th Ave SW in Calgary. Proceeds for these transactions totalled approximately Cdn$245 million prior to selling costs and repayment of debt. The fund also completed the sale of O&Y Enterprise, a third-party management business acquired with the O&Y portfolio. Brookfield Properties' Canadian office fund consists of a consortium of institutional investors, led and managed by the Corporation. The affiliates of the consortium members own direct interests in property level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties.

        On July 19, 2006, the Corporation and BPO Properties Ltd. launched the three-phase 2.6 million square foot Bay Adelaide Centre development in Toronto with the signing of a long-term lease with KPMG to anchor Bay Adelaide West, the 1.1 million square foot, 50-story office tower located on the northeast corner of Bay and Adelaide Streets. Occupancy of Bay Adelaide Centre West is expected in 2009. Phases Two and Three of Bay Adelaide Centre will likely be a mix of office and hotel/residential space.

        On July 27, 2006, the Corporation launched the Bankers Court development project in Calgary with 87% pre-leasing commitments in place. Bankers Court is a 265,000 square foot, 15-story building adjacent to the Corporation's 2.7 million square foot Bankers Hall complex. The Corporation has leased 130,000 square feet to Compton Petroleum Corp. and 101,000 square feet to the law firm Fraser Milner Casgrain LLP. Bankers Court is scheduled for completion in 2008. Total costs are estimated to be Cdn$110 million. The Corporation and British Columbia Investment Management Corporation each own 50 percent of the Bankers Hall and the Bankers Court developments.

        On July 27, 2006, the Corporation acquired 50% of a Capitol Hill development site, 77 K Street, NE in Washington, D.C., for US$15 million in a joint venture agreement with ING Clarion. Construction on a 322,000 square foot building commenced in the fall of 2006.

        On September 18, 2006, the Corporation renewed its normal course issuer bid for a further one-year period commencing September 20, 2006 and ending on September 19, 2007. No shares were purchased under the normal course issuer bid in 2006.

        On September 26, 2006, the Corporation acquired the 1.2 million square foot Four Allen Center, Houston, for US$120 million. The entire building is leased to Chevron U.S.A., Inc. The acquisition was fully financed with a seven-year, interest-only 5.77% coupon mortgage. On October 5, 2006, the building became part of the joint venture with BPOP and Blackstone. The Corporation is now the largest office property owner in downtown Houston with 7.4 million square feet of office properties.

        In the third quarter of 2006, the Corporation refinanced 53 State Street, Boston, for US$280 million with a 10-year, interest-only 5.96% coupon mortgage and One Bethesda Center, Bethesda, Maryland, was financed for

US$53 million with a 10-year, interest-only 5.66% coupon mortgage. These non-recourse financings were an increase of US$124 million over the then current debt on the properties.

        On December 11, 2006, the Corporation announced that, subject to the completion of the Offering, full year 2007 diluted FFO per share is estimated to be in the range of US$2.10 to US$2.20. The foregoing estimates reflect management's view of current and future market assumptions with respect to rental rates, occupancy levels and residential development revenues. Specifically it assumes commercial net operating income growth on a same property basis of approximately 4% to 5%, similar margin on residential land sales in 2007 as it has experienced in the latter half of 2006, 2007 lot sales approximately equivalent to the units sold in 2006, which in turn assumes continued strength of the energy-driven economy in the province of Alberta, Canada and completion of the Offering. The estimates do not include possible future property acquisitions or dispositions or the results of the final purchase accounting on the Trizec portfolio. While the Corporation does not give net income guidance, the Corporation does expect depreciation to be higher in 2007 with the addition of the Trizec portfolio. The Corporation also expects the effective tax rate used to calculate its future income tax expense to remain relatively consistent with 2006, barring any change in tax legislation. As discussed under the heading "Forward-Looking Statements", there can be no assurance that the Corporation's actual results will not differ materially from these estimates.

DESCRIPTION OF THE COMMON SHARES

        The following is a summary of certain provisions attaching to or affecting the Common Shares. This summary is supplemented by the full attributes of such shares which are available on the Corporation's SEDAR profile at www.sedar.com.

        The holders of the Common Shares will be entitled to receive notice of and to attend all shareholders' meetings, except meetings at which holders of a specified class or series of shares are entitled to vote, and for all purposes will be entitled to one vote for each Common Share held. The holders of the Common Shares will be entitled to receive any dividends declared thereon by the board of directors of the Corporation. In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders by way of return of capital, the holders of Common Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other shares ranking prior to the Common Shares, the remaining property of the Corporation. Holders of Common Shares do not have any pre-emptive, subscription or redemption rights.

CAPITALIZATION

        The following table sets forth the Corporation's consolidated cash and cash equivalents and capitalization as at September 30, 2006 on an actual basis and as adjusted to give effect to the Trizec Acquisition and the sale of the Common Shares under this short form prospectus (in addition to the concurrent sale of Common Shares to BAM, but without giving effect to any exercise of the Underwriters' Option and the BAM Option and the application of the net proceeds from the sale of those shares). The following should be read with the comparative consolidated financial statements of the Corporation and the notes thereto incorporated by reference in this short form prospectus and the management's discussion and analysis of financial condition and the results of operations incorporated by reference in this short form prospectus.

(US$ Millions)	As at September 30, 2006	As at September 30, 2006 as adjusted to give effect to the Trizec Acquisition(1)	As at September 30, 2006 as adjusted to give effect to the Offering and the Trizec Acquisition(3)
Debt and other capital obligations
Commercial property debt	5,924.0	12,604.8	11,487.4
Land development debt	220.0	220.0	220.0
Redeemable equity interests	—	507.7	507.7
Capital securities	1,137.0	1,202.0	1,202.0
Preferred equity — subsidiaries	341.0	342.1	342.1
Shareholders' equity
Preferred equity — corporate	45.0	45.0	45.0
Common equity	1,881.0	1,881.0	2,998.4

Total capitalization(2)	9,548.0	16,802.6	16,802.6

(1)
Refer to the BAR incorporated by reference in this short form prospectus for additional information.

(2)
Other than as reflected in this table, there has been no material change to our consolidated capitalization since September 30, 2006.

(3)
Based on gross proceeds of the Offering of US$1,140,000,000 less the Underwriters' fee of US$21,609,375 and the estimated aggregate expenses of the Offering of US$1,000,000. The net proceeds have been presented as a reduction to commercial property debt, although the Corporation may use part of the net proceeds for general corporate purposes. See "Use of Proceeds".

MARKET FOR SECURITIES

        The outstanding Common Shares are listed on the NYSE and the TSX under the symbol BPO. The following table sets forth the high and low trading prices and trading volumes of such shares as reported by the TSX and NYSE for the periods indicated.

	TSX			NYSE
	Price Per Share (Cdn$)			Price Per Share (US$)
Period	High	Low	Volume	High	Low	Volume
2006
December (to December 13, 2006)	47.60	44.44	1,991,987	41.70	38.65	9,459,600
November	46.36	40.90	1,719,781	40.47	36.27	7,596,400
October	42.95	39.11	1,590,930	38.00	35.01	7,461,900
September	41.87	38.89	1,524,975	37.50	35.01	7,960,500
August	39.22	36.40	1,523,414	35.45	32.79	6,686,100
July	39.02	35.11	895,290	34.22	32.00	5,000,100
June	36.33	31.92	1,966,335	32.58	29.24	7,529,000
May	36.63	31.20	1,946,873	32.98	29.61	6,670,300
April	40.00	34.99	1,798,436	34.06	31.02	6,421,700
March	39.90	33.11	3,125,360	34.16	29.40	13,453,200
February	35.10	33.25	5,907,140	30.93	28.70	8,966,400
January	35.99	33.68	1,402,064	30.82	29.17	5,263,600

        On December 13, 2006, the closing sale prices of the Common Shares on the NYSE and on the TSX were US$38.78 and Cdn$44.82 per share, respectively.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following describes the material Canadian federal income tax consequences generally applicable to a holder who acquires Common Shares pursuant to this Offering and, for purposes of the Income Tax Act (Canada) (the "Tax Act"), holds such Common Shares as capital property and deals at arm's length and is not affiliated with the Corporation (a "Holder"). The Common Shares will generally be considered to be capital property to a Holder unless such Holder holds such Common Shares in the course of carrying on a business, or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this short form prospectus, and our understanding of the current published administrative practices of the Canada Revenue Agency.

        This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described in this short form prospectus.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars including dividends, adjusted cost base and proceeds of disposition.

        This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors should consult their own tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.

Residents of Canada

        The following summarizes the principal Canadian federal income tax considerations generally applicable to a Holder, if at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, it is resident in Canada. Certain of such persons to whom Common Shares might not constitute capital property may elect, in certain circumstances, to have the Common Shares treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

        The Tax Act contains certain "mark-to-market rules" relating to securities held by certain financial institutions. This summary does not take into account those mark-to-market rules, and a Holder that is a "financial institution" for purposes of such rules, should consult its own tax advisor.

  Taxation of Dividends

        Dividends received or deemed to be received on a Common Share will be included in computing a Holder's income for purposes of the Tax Act. The gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations will apply to such dividends received by an individual, and such dividends received by a corporation normally will be deductible in computing its taxable income. Draft legislation released by the Minister of Finance (Canada) on June 29, 2006 proposes to enhance such gross-up and dividend tax credit for eligible dividends received after 2005 from taxable Canadian corporations. Eligible dividends will generally include dividends paid after 2005 by taxable Canadian corporations, which dividends have been designated as eligible dividends by the dividend-paying corporations. If a Holder is a "private corporation" or a "subject corporation" (as defined in the Tax Act), it may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on such dividends to the extent that such dividends are deductible in computing its taxable income.

  Disposition of Common Shares

        Upon a disposition or a deemed disposition of a Common Share, a Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to such Holder. The cost to a Holder of a Common Share acquired pursuant to this Offering will be averaged with the adjusted cost base of any other Common Shares owned by a Holder as capital property for purposes of determining the adjusted cost of each such share to such Holder.

        Under the provisions of the Tax Act, one-half of any capital gain realized by a Holder will be required to be included in computing its income as a taxable capital gain. Similarly, one-half of any capital loss (an "allowable capital loss") realized by it may normally be deducted against taxable capital gains realized by it in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be deducted by a Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain specified trusts) may be subject to alternative minimum tax.

        The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Holder if it is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Common Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Holder is a holder that is a corporation that is a member of a partnership or beneficiary of a trust that owns Common Shares or that is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.

        If a Holder is a Canadian-controlled private corporation (as defined in the Tax Act), it may also be liable to pay a 6 2/3% refundable tax on certain investment income, including taxable capital gains but not including taxable dividends that are deductible in calculating taxable income.

Non-Resident Holders

        The following section summarizes the principal Canadian federal income tax considerations generally applicable to a Holder if at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, it is not a resident of Canada, it does not use or hold (and will not use or hold) and is not deemed to use or hold the Common Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere, and its shares do not constitute "taxable Canadian property" for purposes of the Tax Act.

        Provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX and NYSE) at a particular time, the Common Shares will generally not constitute taxable Canadian property to a Holder at that time. This rule applies unless, at any time during the five-year period immediately preceding that time, 25% or more of the issued shares of any class or series of a class of the Corporation's capital stock was owned by a Holder, by persons with whom it did not deal at arm's length or by it and any such persons. A Holder's Common Shares can be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

  Taxation of Dividends

        Dividends on Common Shares paid or credited or deemed under the Tax Act to be paid or credited to a Holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding in an applicable tax treaty where it is a resident of a country with which Canada has an income tax treaty. If a Holder is a United States resident entitled to benefits under the Canada-United States Income Tax Convention, dividends on Common Shares generally will be subject to Canadian withholding tax at the rate of 15%. Under the Canada-United States Income Tax Convention, dividends paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Corporation will not be required to withhold tax from dividends paid to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.

  Disposition of Common Shares

        A Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        This section summarizes the material United States federal income tax consequences to "U.S. Holders" (as defined below) of the ownership and disposition of Common Shares. This section assumes that a U.S. Holder holds its Common Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). In addition, this discussion does not address the tax consequences arising under the United States federal estate or gift tax laws or the tax laws of any state, locality or foreign jurisdiction. Furthermore, this section does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular U.S. Holders of Common Shares in light of their particular circumstances nor does it deal with all United States federal income tax consequences applicable to U.S. Holders subject to special tax rules, including financial institutions, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that currently beneficially own or at any time have beneficially owned (directly, indirectly or constructively) 10 percent or more, by vote or value, of the Corporation's outstanding stock (including interests treated as equity for United States federal income tax purposes), persons that hold Common Shares as part of a straddle or a hedging, constructive sale, synthetic security, conversion or other integrated transaction, pass-through entities (e.g., partnerships), including arrangements treated as pass-through entities, and equity owners of such pass-through entities, persons whose functional currency is not the United States dollar, expatriates or former long-term residents of the United States, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, or regulated investment companies. This section assumes that a U.S. Holder will receive distributions from the Corporation in U.S. dollars.

        If any entity or arrangement that is classified as a partnership for United States federal income tax purposes holds Common Shares, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities and arrangements that are classified as partnerships for United States federal income tax purposes and persons holding Common Shares through a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes are urged to consult their tax advisors.

        This section is based on the Code, existing and proposed Treasury regulations thereunder, published rulings, court decisions and administrative interpretations, all as currently in effect. These laws are subject to change, repeal or revocation possibly on a retroactive basis so as to result in United States federal income tax consequences different from those discussed below. The Corporation can give no assurance that the U.S. Internal Revenue Service ("IRS") will not successfully challenge any of the tax consequences discussed in this section, and the Corporation has not obtained, nor does it intend to obtain, a ruling from the IRS regarding any of the tax consequences discussed in this section.

        For purposes of this discussion, a holder is a "U.S. Holder" if such holder is a beneficial owner of Common Shares and is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust (a) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        This summary does not discuss United States federal income tax consequences to any beneficial owner of Common Shares that is not a U.S. Holder.

        Because individual circumstances may differ, persons considering the purchase of Common Shares are strongly urged to consult their tax advisors with respect to their particular tax situations and the particular tax effects of the purchase, ownership and disposition of Common Shares, including applicability of any state, local, foreign or other tax laws and possible changes in the tax laws or interpretations thereunder.

  Taxation of Dividends

        Subject to the passive foreign investment company rules discussed below, a U.S. Holder must include in its gross income as ordinary dividend income, when actually or constructively received by the U.S. Holder, the gross amount of any distribution paid by the Corporation out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from this distribution. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The gross amount of any distribution in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from this distribution, first will be treated as a non-taxable return of capital to the extent of a U.S. Holder's adjusted tax basis in the Common Shares (and will reduce the U.S. Holder's adjusted tax basis in the Common Shares to this extent, but not below zero) and then will be treated as a capital gain (which will be either short-term or long-term depending on whether the U.S. Holder's holding period for the Common Shares exceeds one year) to the extent it exceeds the U.S. Holder's adjusted tax basis in the Common Shares. If a U.S. Holder is a non-corporate U.S. Holder, dividends it receives in taxable years beginning before January 1, 2011 generally will be taxable at a maximum rate of 15 percent, provided certain holding period and other requirements are satisfied. These requirements include (a) that the Corporation will not be classified as a passive foreign investment company, (b) that the Common Shares are listed on an established securities market in the United States or the Corporation is eligible for benefits under the income tax treaty between the United States and Canada, and (c) that the U.S. Holder does not treat the dividend as "investment income" for purposes of the investment interest deduction rules. The Corporation believes that requirements (a) and (b) currently are satisfied and it expects them to remain satisfied, but there can be no assurance that a change in circumstances will not affect satisfaction of these requirements in the future. U.S. Holders should consult their own tax advisors regarding the application of these rules.

        If a U.S. Holder is entitled to benefits under the Canada-United States Income Tax Convention, dividends it receives with respect to Common Shares generally will be subject to Canadian withholding tax at the rate of 15 percent. For taxable years beginning before January 1, 2007, dividends paid by the Corporation generally will be foreign source passive income or, with respect to certain U.S. Holders, foreign source financial services income, for U.S. foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends paid by the Corporation that constitute "financial services" income generally will be considered foreign source "general category" income, along with other foreign source income that is not passive income, for U.S. foreign tax credit purposes. Accordingly, subject to certain limitations, any Canadian tax withheld may be claimed as a foreign tax credit against a U.S. Holder's United States federal income tax liability for a taxable year or, alternatively, may be claimed as a deduction for purposes of computing the U.S. Holder's United States federal income tax liability for a taxable year if the U.S. Holder does not claim a credit for any foreign taxes paid during the taxable year. The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. A U.S. Holder should consult its own tax advisors concerning the application of the United States foreign tax credit rules to its particular situation.

  Taxation of Dispositions

        Subject to the passive foreign investment company rules discussed below, gain or loss a U.S. Holder recognizes on the sale or other disposition of its Common Shares will generally be capital gain or loss for United States federal income tax purposes, and will be long-term capital gain or loss if it held its Common Shares for more than one year. The amount of gain or loss will be equal to the difference between the United States dollar value of the amount that it realizes (determined by reference to the exchange rate in effect on the date of the disposition or, if the Common Shares are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the exchange rate in effect on the settlement date) and its adjusted tax basis, determined in United States dollars, in its Common Shares. A U.S. Holder's initial tax basis in the Corporation's Common Shares will generally be the cost to it of such shares determined in U.S. dollars. The gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

        U.S. Holders that receive Canadian dollars upon the disposition of Common Shares will have a tax basis in such Canadian dollars equal to their U.S. dollar value generally as determined above. In general, any gain or loss realized upon a subsequent disposition of the Canadian dollars (including upon an exchange for U.S. dollars) will be ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

  Passive Foreign Investment Company Considerations

        If during any taxable year, 75 percent or more of the Corporation's gross income consists of certain types of "passive" income, or if the average value during a taxable year of the Corporation's "passive assets" (generally, assets that produce passive income or are held for the production of passive income) is 50 percent or more of the average value of all of its assets, it will be classified as a "passive foreign investment company", or "PFIC" for such year and for all succeeding years.

        Based on the Corporation's current estimates of, and its current plans, expectations and projections of, the value and nature of its assets, the sources and nature of its income and its use of the net proceeds of the offering, the Corporation does not believe that it will be classified as a PFIC for its current taxable year, and the Corporation does not expect that it will be classified as a PFIC in the future. However, the determination of whether the Corporation is a PFIC in any taxable year depends on various facts and circumstances, some of which may not be entirely within the Corporation's control. The PFIC determination also depends on application of complex tax rules concerning the classification of the Corporation's assets and income, for which there are only limited judicial and administration interpretations, and therefore these rules are uncertain in some respects. Further, the PFIC determination is made annually and the Corporation's circumstances may change. Accordingly, there can be no assurance that the Corporation will not be classified as a PFIC for the current taxable year or any future taxable year. U.S. Holders should consult their own tax advisors regarding whether the Corporation is a PFIC for any taxable year.

        If the Corporation were classified as a PFIC for any taxable year, a U.S. Holder may be subject to increased tax liability and an interest charge in respect of gain it realized on the sale or other disposition of its Common Shares and on the receipt of certain "excess distributions." Other adverse U.S. tax consequences may also apply. The adverse consequences resulting from the Corporation being classified as a PFIC can be mitigated in some cases if a U.S. Holder is eligible for and timely makes a valid election to treat the Corporation as a "qualified electing fund" (a "QEF election") (in which case a U.S. Holder would be required to include in income on a current basis its pro rata share of the Corporation's ordinary income and net capital gains, but not losses). However, in order for a U.S. Holder to be able to make the QEF election, the Corporation would have to provide it with certain information. The Corporation does not expect to provide the required information.

        As another alternative to the foregoing rules, if the Corporation were determined to be a PFIC and the Common Shares constitute "marketable stock" under applicable Treasury regulations, a U.S. Holder may make a mark-to-market election to include in income at the end of each taxable year (and also upon a disposition of its Common Shares during the taxable year) as ordinary income an amount equal to the increase in value of its Common Shares for that year or a deduction for any decrease in value (but only to the extent of previous mark-to-market gains, but not less). This election, if made, cannot be revoked without the consent of the IRS unless the Common Shares cease to be marketable stock. In addition, if at any time Common Shares cease to qualify as "marketable stock" a U.S. Holder will no longer be able to make this election and an existing election of a U.S. Holder will cease to apply to the Common Shares. There is no assurance that the Common Shares will qualify as marketable stock.

        U.S. Holders should consult their own tax advisors regarding the tax consequences of the Corporation's being a PFIC in their particular situation, including the availability, desirability and consequences of making a QEF election or mark to market election.

Information Reporting and Backup Withholding

        If a U.S. Holder is a non-corporate U.S. Holder, information reporting requirements on Internal Revenue Service Form 1099 generally will apply to:

  •
  dividend payments or other taxable distributions, and

  •
  the payment of proceeds to it from the sale of Common Shares unless it comes within certain categories of exempt recipients.

        Additionally, backup withholding may apply to such payments if a U.S. Holder is a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and it:

  •
  fails to provide an accurate taxpayer identification number,

  •
  is notified by the IRS that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns, or

  •
  in certain circumstances, fails to comply with other applicable requirements of the backup withholding rules.

        A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

        If backup withholding applies to a U.S. Holder, 28 percent of the gross amount of any payments to it with respect to the Common Shares will be withheld and paid over to the IRS. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against its United States federal income tax liability and may entitle it to a refund, provided the required information is timely furnished to the IRS. A U.S. Holder should consult its tax advisor regarding the application of backup withholding in its particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

PLAN OF DISTRIBUTION

        Under an agreement (the "Underwriting Agreement") dated December 12, 2006 among the Corporation and the Underwriters, the Corporation has agreed to issue and sell, and the Underwriters have agreed to purchase, on December 20, 2006 or on such other date as may be agreed, but in any event not later than January 5, 2007, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 18,750,000 Common Shares at a price of US$38.00 per share, payable in cash to the Corporation against delivery of a certificate or certificates representing such Common Shares. The purchase of the Common Shares by the Underwriters is conditional upon the completion of the sale of 11,250,000 Common Shares to BAM and certain other matters. The Corporation has agreed to pay fees to the Underwriters in the amount of US$1.1525 per Common Share in consideration of services rendered by the Underwriters in connection with the Offering. The offering price and other terms of the Offering for the Common Shares was determined by negotiation between the Corporation and the Underwriters.

        The Underwriters propose to offer the Common Shares initially at the public offering price on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the prices specified herein, the offering price may be decreased, and further changed from time to time, to an amount not greater than the offering price specified herein and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the Underwriters to the Corporation.

        The Corporation has granted the Underwriters an option, exercisable for a period of 30 days from the closing of the Offering, anticipated to be December 20, 2006, to purchase up to an aggregate of 1,875,000 additional Common Shares on the same terms per Common Share as set forth above. If each of the Underwriters' Option and the BAM Option, as discussed below, is exercised in full, the total price to the public, the total Underwriters' fee, the total price to BAM and the total net proceeds to the Corporation will be US$783,750,000, US$23,770,313, US$470,250,000 and US$1,230,229,687, respectively. In the event the

Corporation declares any dividends or distributions on the Common Shares which are payable on the Common Shares purchased by the Underwriters on the closing of the Offering, but which are not payable on the Common Shares purchased pursuant to the exercise of the Underwriters' Option and the BAM Option, the purchase price per Common Share issuable pursuant to the Underwriters' Option and the BAM Option will be reduced by an amount per Common Share equal to any and all such dividends or distributions. This short form prospectus qualifies the distribution of the Common Shares issuable upon exercise of the Underwriters' Option.

        Each of the Underwriters that is not registered as a broker-dealer under section 15 of the United States Securities Exchange Act of 1934, as amended, has agreed that, in connection with the Offering and subject to certain exceptions, it will not offer or sell any Common Shares in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates. Similarly, each of the Underwriters that is not a registrant under the securities laws of a province of Canada has agreed that it will not sell Common Shares to residents of that province.

        The Offering is being made concurrently in all the provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States.

        The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated by them at their discretion on the basis of their assessment of the financial markets and may also be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Common Shares which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to (unless the number of Common Shares which an Underwriter or Underwriters fail to purchase amounts to 10% or less of the total number of Common Shares to be purchased by the Underwriters), purchase such Common Shares. The Corporation is not obligated to sell less than all of the Common Shares.

        Pursuant to the terms of the Underwriting Agreement, subject to certain exceptions, the Corporation, its executive officers and directors and BAM have agreed not to sell, or announce their intention to sell, nor authorize or issue, either directly or indirectly, any Common Shares of the Corporation or any securities convertible into Common Shares of the Corporation during the period commencing on the date of this short form prospectus and ending 90 days after the date of the closing of the Offering, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., on behalf of the Underwriters.

        Affiliates of J.P. Morgan Securities Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. will receive part of the proceeds of this Offering by reason of the repayment of outstanding indebtedness. Because more than 10% of the net offering proceeds may be received by NASD members participating in the Offering or affiliates thereof, the Offering will be conducted in accordance with NASD Conduct Rule 2710(h).

        Pursuant to policy statements of the Ontario Securities Commission and l'Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase any Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces ("UMIR") of Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in order to facilitate the offering of the Common Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may sell more Common Shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. The Underwriters must close out any short position by purchasing Common Shares in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. As an additional means of facilitating the Offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Shares, if the Underwriters repurchase Common Shares previously distributed pursuant to this

Offering to cover syndicate short positions or to stabilize the price of the Common Shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Engaging in any of the foregoing activities in the Canadian marketplace is subject to the activity being permitted under UMIR.

        The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under applicable Canadian securities legislation and U.S. securities laws.

        In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of Common Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Common Shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each Underwriter has represented and agreed that:

  (a)
  (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Common Shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Common Shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act ("FSMA") by the Corporation;

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and

  (c)
  it has complied an will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

        This short form prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this short form prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the Common Shares to the public in Singapore.

        The Common Shares have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

CONCURRENT OFFERING TO BAM

        Of the 30,000,000 Common Shares to be issued by the Corporation, 11,250,000 Common Shares will be sold to BAM at the public offering price in a concurrent transaction pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended and Canadian prospectus and registration requirements. The purchase by BAM is separate from the offering of 18,750,000 Common Shares to the public under this short form prospectus and the Underwriters will not receive any commission on Common Shares purchased by BAM. BAM currently owns, directly and indirectly, 117,132,020 Common Shares (or 50.6% of the outstanding Common Shares). Following closing of the Offering (but without giving effect to any exercise of the Underwriters' Option and the BAM Option), BAM will own, directly and indirectly, 128,382,020 Common Shares (or 49.08% of the outstanding Common Shares). After taking into account its holdings of voting preferred shares of the Corporation, BAM will continue to hold over 50% of the Corporation's voting securities, even if the Underwriters' Option and the BAM Option are exercised in full. The terms of the BAM purchase are set out in an agreement between the Corporation and BAM, whereby the Corporation has agreed to issue and sell 11,250,000 Common Shares to BAM, conditional upon the completion of the sale of 18,750,000 Common Shares to the Underwriters. If the Underwriters' Option is exercised, BAM has agreed to purchase at the offering price an additional number of Common Shares which is equal to 11,250,000 multiplied by a fraction, the numerator of which is the number of Common Shares purchased by the Underwriters pursuant to the Underwriters' Option and the denominator of which is 18,750,000.

USE OF PROCEEDS

        The net proceeds of the Offering will be used: (i) to repay outstanding indebtedness incurred by the Corporation to finance its initial US$420 million equity interest in BPOP, (ii) to repay outstanding indebtedness incurred by the Corporation to finance an additional US$437 million equity interest in BPOP, which was originally intended to be syndicated but is being retained by the Corporation as a result of the experience to date of the Trizec portfolio (the retention of this interest maintains the Corporation's current US$857 million equity investment in BPOP), and (iii) for general corporate purposes, including the repayment of lines of credit.

RISK FACTORS

        An investment in the Common Shares is subject to a number of risks. Before deciding whether to invest in the Common Shares, investors should consider carefully the risks relating to the Corporation described under the heading "Business of Brookfield Properties — Company and Real Estate Industry Risks" on pages 15 through 19 of the AIF and under the heading "Risks and Uncertainties" on pages 43 through 46 of the management's discussion and analysis for the year ended December 31, 2005 contained in the Corporation's annual report. In addition, as one of the principal entities acquired as part of the Trizec Acquisition (Trizec Properties, now named TRZ Holdings II Inc. and referred to as "TRZ II") is structured as a REIT, there are additional risk factors relating to the Corporation following the Trizec Acquisition which potential investors should consider which are discussed below.

  The failure of TRZ II to qualify as a REIT under U.S. tax rules would have adverse tax consequences which could materially affect the cash flows we realize from our interest in the Trizec portfolio.

        We believe that TRZ II is qualified for taxation as a REIT under U.S. tax rules and we intend that it continue to meet the requirements for taxation as a REIT, but we cannot assure shareholders that TRZ II will qualify as a REIT. If it fails to qualify for taxation as a REIT in any taxable year, we will face serious tax consequences due to the following reasons:

  •
  TRZ II will be subject to tax on its taxable income at regular corporate rates;

  •
  TRZ II will not be able to deduct, and will not be required to make, distributions to its stockholders, including the Corporation, in any year in which it fails to qualify as a REIT;

  •
  TRZ II could be subject to federal alternative minimum tax and/or increased state and local taxes; and

  •
  unless TRZ II is entitled to relief under specific statutory provisions, it will be disqualified from taxation as a REIT for the four taxable years following the year during which it lost its qualification.

        Qualification as a REIT is governed by highly technical and complex tax laws for which there are only limited judicial and administrative interpretations. Even a technical or inadvertent mistake could endanger the REIT status of TRZ II. The determination that TRZ II qualifies as a REIT also requires an ongoing analysis of various facts and circumstances, some of which may not be within our or TRZ II's control. For example, to qualify as a REIT, at least 95% of its gross income must come from sources that are itemized in the U.S. tax laws relating to REITs, and TRZ II is prohibited from owning specified amounts of debt or equity securities of some issuers. TRZ II is also required to distribute to stockholders at least 90% of its REIT taxable income, excluding capital gains. The fact that TRZ II holds some of its assets through joint ventures and its ongoing reliance on factual determinations, such as determinations related to the valuation of its assets, further complicate the application of the REIT requirements. Furthermore, the IRS could change tax laws and regulations or the courts may issue new rulings that make it more difficult or impossible for TRZ II to maintain REIT status. We cannot guarantee that TRZ II will continue to be qualified and taxed as a REIT because its qualification and taxation as a REIT will depend upon its ability to meet the requirements imposed under the Code, on an ongoing basis. TRZ II's additional tax liabilities resulting from its failure to qualify as a REIT could materially affect the cash flows we realize from our interest in the Trizec portfolio.

  Even if TRZ II qualifies as a REIT, it is required to pay some taxes, which may result in less cash available for distribution to its stockholders.

        Even if TRZ II qualifies as a REIT for federal income tax purposes, it is required to pay some federal, state and local taxes on its income and property. TRZ II was a "C" corporation prior to its first REIT year in 2001 and TRZ II still owns interests in appreciated assets that TRZ II held before the REIT conversion. If such appreciated property is sold prior to January 1, 2011, TRZ II generally will be subject to tax at regular corporate rates on the built-in gain in that property at the time of the REIT conversion. The total amount of gain on which TRZ II can be taxed is limited to the excess of the aggregate fair market value of its assets on January 1, 2001 over the adjusted tax bases of those assets at that time. If incurred, this tax could be material. As a result, TRZ II might decide to seek to avoid a taxable disposition prior to January 1, 2011 of any significant asset owned by Trizec Properties at the time of the REIT conversion. This could be true with respect to a particular disposition even if that potential disposition would be advantageous if it were not for the potential tax liability. TRZ II also may be subject to the "alternative minimum tax" under some circumstances.

        Additionally, TRZ II will be subject to a 4% non-deductible excise tax on the amount, if any, by which dividends paid by it in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.

        In addition, if TRZ II has net income from "prohibited transactions", that income will be subject to a 100% federal tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While TRZ II will undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions. There can be no assurance, however, that the IRS would not successfully contend otherwise.

        In addition, TRZ II may have to pay some state or local income taxes because not all states and localities treat REITs the same as they are treated for federal income tax purposes. From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in its tax liability. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, TRZ II may be required to pay additional taxes on its assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.

        Several of the corporate subsidiaries of TRZ II have elected to be treated as "taxable REIT subsidiaries" for federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to TRZ II. In addition, TRZ II will be subject to a 100% penalty tax on some payments that it receives if the economic arrangements among its tenants, its taxable REIT subsidiaries and it are not comparable to similar arrangements among unrelated parties. To the extent that TRZ II, or any taxable REIT subsidiary, is required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.

  If we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences.

        We do not believe that we will be classified for U.S. federal income tax purposes as a PFIC for our current taxable year, and we do not expect that we will be classified as a PFIC in the future. However, the determination of whether we are a PFIC in any taxable year depends on various facts and circumstances, some of which may not be entirely within our control. The PFIC determination also depends on application of complex tax rules concerning the classification of our assets and income, for which there are only limited judicial and administration interpretations, and therefore these rules are uncertain in some respects. Further, the PFIC determination is made annually and our circumstances may change. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we were a PFIC, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences, including increased taxes and related interest charges on a disposition or constructive disposition of the Common Shares or the receipt of certain distributions or constructive distributions and increased reporting requirements. Please see "Certain United States Federal Income Tax Considerations" for a more detailed discussion of the consequences of our being classified as a PFIC. We urge U.S. shareholders to consult their own tax advisors regarding the tax consequences of our being a PFIC in light of their particular circumstances.

ELIGIBILITY FOR INVESTMENT

        At the date of closing of the Offering, the Common Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Corporation is incorporated under the Canada Business Corporations Act. Some of its assets are located outside of the United States and some of its directors and officers, as well as some of the experts named herein, are residents of Canada or other jurisdictions outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon the Corporation or those directors, officers and experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

        The Corporation has been advised by Torys LLP that there is some doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

LEGAL MATTERS

        Certain legal matters relating to the Common Shares offered by this short form prospectus will be passed upon at the date of closing of the Offering by Torys LLP with respect to matters on behalf of the Corporation and by Goodman and Carr LLP as to matters of Canadian law and Fried, Frank, Harris, Shriver & Jacobson LLP as to matters of U.S. law on behalf of the Underwriters.

        As of December 13, 2006 (a) the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares of the Corporation or any of its associates or affiliates; (b) the partners and associates of Goodman and Carr LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares of the Corporation or any of its associates or affiliates; and (c) the partners and associates of Fried, Frank, Harris, Shriver & Jacobson LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares of the Corporation or any of its associates or affiliates

        The Honourable William G. Davis, counsel to Torys LLP, is a director of BPO Properties Ltd., an affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2V1. The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. The transfer agent and registrar for the Common Shares in the United States is Chase Mellon Shareholder Services, L.L.C. at its principal office in Ridgefield Park, NJ.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the Commission as part of the registration statement of which this short form prospectus forms a part: (i) the documents listed in the first paragraph under "Documents Incorporated by Reference"; (ii) the consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants; (iii) the consent of PricewaterhouseCoopers LLP, Chartered Accountants; (iv) the consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm; (v) the consent of Torys LLP, counsel to the Corporation; and (vi) powers of attorney from directors and officers of the Corporation.

PURCHASER'S STATUTORY RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Section 124 of the Canada Business Corporations Act (the "Act") provides as follows:

124.  (1)  Indemnification — A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

        (2)   Advance of costs — A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

        (3)   Limitation — A corporation may not indemnify an individual under subsection (1) unless the individual

    (a)
    acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

    (b)
    in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

        (4)   Indemnification in derivative actions — A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

        (5)   Right to indemnity — Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

    (a)
    was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

    (b)
    fulfils the conditions set out in subsection (3).

        (6)   Insurance — A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

    (a)
    in the individual's capacity as a director or officer of the corporation; or

    (b)
    in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

        (7)   Application to court — A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

        (8)   Notice to Director — An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

        (9)   Other notice — On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

        The by-laws of the Company provide that the Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer of another corporation of which the Company is or was a shareholder or creditor, and the heirs and legal representatives of such a person to the extent permitted by the Act.

        The Company maintains directors and officers insurance with an annual policy limit of Cdn.$50,000,000 subject to a corporate deductible of Cdn.$250,000 per loss. Under this insurance coverage, the Company and certain of its associated companies (collectively, the "Organization") are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
3.1	Purchase Agreement dated December 12, 2006 by and between the Registrant and the Underwriters.
4.1*	Renewal Annual Information Form of the Registrant, incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 31, 2006.
4.2*	Audited comparative consolidated financial statements of Trizec Canada Inc., including the notes thereto and the report of the auditors thereon, for the fiscal years ended December 31, 2005 and 2004, incorporated by reference to exhibit 99.2 to Trizec Canada Inc.'s Annual Report on Form 40-F (File No. 000-51279) for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 17, 2006.
4.3*	Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles for the fiscal years ended December 31, 2005 and 2004, incorporated by reference to exhibit 99.4 of Trizec Canada Inc.'s Annual Report on Form 40-F (File No. 000-51279) for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 17, 2006.
4.4*	Audited comparative consolidated financial statements of the Registrant, including the notes thereto, for the fiscal years ended December 31, 2005 and 2004, together with the report of the auditors thereon, incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 31, 2006.
4.5*	Management's Discussion and Analysis of the Registrant for the fiscal years ended December 31, 2005 and 2004, incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 31, 2006.
4.6*	Unaudited comparative consolidated financial statements of the Corporation contained in the interim report to shareholders of the Registrant for the nine months periods ended September 30, 2006 and 2005, incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on November 15, 2006.
4.7*	Management's Discussion and Analysis of Financial Condition of the Registrant contained in the interim report to shareholders of the Registrant for the nine month periods ended September 30, 2006 and 2005, incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on November 15, 2006.
4.8*	Management Proxy Circular dated March 15, 2006 prepared in connection with the Registrant's annual meeting of shareholders, incorporated herein by reference to Exhibit 99.3 to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on March 31, 2006.
4.9*	Material Change Report dated June 5, 2006 in respect of the Trizec acquisition, incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on June 14, 2006.
4.10*	Material Change Report dated October 10, 2006 in respect of the Trizec acquisition, incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on December 8, 2006.
4.11*	Amended Business Acquisition Report dated December 8, 2006, incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K/A, as filed with the Securities and Exchange Commission on December 11, 2006.
4.12*	Reconciliation to United States Generally Accepted Accounting Principles of the unaudited comparative consolidated financial statements of the Registrant for the nine month periods ended September 30, 2006 and 2005 and for the fiscal year ended December 31, 2005, incorporated by reference to exhibit 99.1 of the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on December 8, 2006.
4.13*	Reconciliation to United States Generally Accepted Accounting Principles of the unaudited pro forma consolidated financial statements of the Registrant for the nine month periods ended September 30, 2006 and for the fiscal year ended December 31, 2005, incorporated by reference to exhibit 99.1 of the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on December 8, 2006.
5.1	Consent of Deloitte & Touche LLP.
5.2	Consent of PricewaterhouseCoopers LLP.
5.3	Consent of PricewaterhouseCoopers LLP.
5.4	Consent of Torys LLP.
6.1**	Powers of Attorney (included as part of signature page to Form F-10, as filed with the Securities and Exchange Commission on December 8, 2006).
99.1*	Press Release of the Registrant dated December 12, 2006, incorporated by reference to exhibit 99.1 of the Registrant's Report on Form 6-K as filed with the Securities and Exchange Commission on December 13, 2006.

*
Incorporated by reference

**
Previously filed

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process

        The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in New York, New York, on this 15th day of December, 2006.

BROOKFIELD PROPERTIES CORPORATION
By:	/s/ CRAIG LAURIE Name: Craig Laurie Title: Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on this 15th day of December, 2006.

Signature	Title
* Richard B. Clark	President and Chief Executive Officer and Director (principal executive officer)
/s/ CRAIG LAURIE Craig Laurie	Chief Financial Officer (principal financial and accounting officer)
Gordon E. Arnell	Chairman of the Board of Directors
* Linda D. Rabbitt	Director
* William T. Cahill	Director
Jack L. Cockwell	Director
* J. Bruce Flatt	Director
* Roderick D. Fraser	Director
* Robert L. Stelzl	Director
Paul D. McFarlane	Director
Allan S. Olson	Director
William C. Wheaton	Director
Samuel P. Pollock	Director
* John E. Zuccotti	Director

*By: /s/ CRAIG LAURIE
           As Attorney-in-Fact

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Brookfield Properties Corporation in the United States, in the City of New York, New York on December 15, 2006.

By:	/s/ CRAIG J. LAURIE Name: Craig J. Laurie Title: Authorized Representative in the United States

EXHIBITS INDEX

Exhibit No.	Description
3.1	Purchase Agreement dated December 12, 2006 by and between the Registrant and the Underwriters.
4.1*	Renewal Annual Information Form of the Registrant, incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 31, 2006.
4.2*	Audited comparative consolidated financial statements of Trizec Canada Inc., including the notes thereto and the report of the auditors thereon, for the fiscal years ended December 31, 2005 and 2004, incorporated by reference to exhibit 99.2 to Trizec Canada Inc.'s Annual Report on Form 40-F (File No. 000-51279) for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 17, 2006.
4.3*	Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles for the fiscal years ended December 31, 2005 and 2004, incorporated by reference to exhibit 99.4 of Trizec Canada Inc.'s Annual Report on Form 40-F (File No. 000-51279) for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 17, 2006.
4.4*	Audited comparative consolidated financial statements of the Registrant, including the notes thereto, for the fiscal years ended December 31, 2005 and 2004, together with the report of the auditors thereon, incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 31, 2006.
4.5*	Management's Discussion and Analysis of the Registrant for the fiscal years ended December 31, 2005 and 2004, incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 31, 2006.
4.6*	Unaudited comparative consolidated financial statements of the Corporation contained in the interim report to shareholders of the Registrant for the nine months periods ended September 30, 2006 and 2005, incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on November 15, 2006.
4.7*	Management's Discussion and Analysis of Financial Condition of the Registrant contained in the interim report to shareholders of the Registrant for the nine month periods ended September 30, 2006 and 2005, incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on November 15, 2006.
4.8*	Management Proxy Circular dated March 15, 2006 prepared in connection with the Registrant's annual meeting of shareholders, incorporated herein by reference to Exhibit 99.3 to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on March 31, 2006.
4.9*	Material Change Report dated June 5, 2006 in respect of the Trizec acquisition, incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on June 14, 2006.
4.10*	Material Change Report dated October 10, 2006 in respect of the Trizec acquisition, incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on December 8, 2006.
4.11*	Amended Business Acquisition Report dated December 8, 2006, incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K/A, as filed with the Securities and Exchange Commission on December 11, 2006.
4.12*	Reconciliation to United States Generally Accepted Accounting Principles of the unaudited comparative consolidated financial statements of the Registrant for the nine month periods ended September 30, 2006 and 2005 and for the fiscal year ended December 31, 2005, incorporated by reference to exhibit 99.1 of the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on December 8, 2006.
4.13*	Reconciliation to United States Generally Accepted Accounting Principles of the unaudited pro forma consolidated financial statements of the Registrant for the nine month periods ended September 30, 2006 and for the fiscal year ended December 31, 2005, incorporated by reference to exhibit 99.1 of the Registrant's Report on Form 6-K, as filed with the Securities and Exchange Commission on December 8, 2006.
5.1	Consent of Deloitte & Touche LLP.
5.2	Consent of PricewaterhouseCoopers LLP.
5.3	Consent of PricewaterhouseCoopers LLP.
5.4	Consent of Torys LLP.
6.1**	Powers of Attorney (included as part of signature page to Form F-10, as filed with the Securities and Exchange Commission on December 8, 2006).
99.1*	Press Release of the Registrant dated December 12, 2006, incorporated by reference to exhibit 99.1 of the Registrant's Report on Form 6-K as filed with the Securities and Exchange Commission on December 13, 2006.

*
Incorporated by reference

**
Previously filed

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
GENERAL MATTERS
EXCHANGE RATES
THE CORPORATION
THE TRIZEC ACQUISITION
RECENT DEVELOPMENTS
DESCRIPTION OF THE COMMON SHARES
CAPITALIZATION
MARKET FOR SECURITIES
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
CONCURRENT OFFERING TO BAM
USE OF PROCEEDS
RISK FACTORS
ELIGIBILITY FOR INVESTMENT
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PURCHASER'S STATUTORY RIGHTS
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES